

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

John W. Sammon, Jr.
Chief Executive Officer
Par Technology Corporation
Par Technology Park
8383 Seneca Turnpike
New Hartford, New York 13413-4991

> **Re: Par Technology Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-09720**

Dear Mr. Sammon:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                    Sincerely,

                                    Stephen Krikorian
                                    Accounting Branch Chief